

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2011

Mr. Kevin J. Acker
Chairman and Chief Executive Officer
West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois 69148

 Re: West Suburban Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Forms 10-Q for the Quarters ended March 31, June 30, and September 30, 2010
Schedule 14A, filed April 9, 2009
File No. 000-17609

Dear Mr. Acker:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney